2929 Seventh Street, Suite 100
Berkeley, California 94710
January 18, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Dynavax Technologies Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 0-50577
     Dear Mr. Rosenberg:
This letter sets forth the responses of Dynavax Technologies Corporation (the “Company”, “we”, “our” or “us”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 14, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2007 (the “Form 10-Q”) (File No. 0-50577). We have incorporated the text of the Staff comments from the Comment Letter into this response letter for convenience.
Form 10-K for Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and the Use of Estimates, page 38
Acquired In-process Research and Development, page 39
1.	Please disclose the following regarding your use of the income approach and the cost approach to determine the fair value of in-process research and development expenses:
a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c.	Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

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     Response:
As of the acquisition date, Rhein Biotech GmbH (“Rhein”) had one developed product, Supervax, and two discovery-stage development projects, Theravax and Cytovax. The Company utilized information contained within Rhein’s business plan at the time of acquisition in order to assess the nature, fair value, and completeness of the projects acquired.
Supervax is a 2-dose hepatitis B vaccine comprised of hepatitis B surface antigen and adjuvant and a preservative. As of the acquisition date, Supervax had received regulatory approval in Argentina but had not achieved regulatory approval in the remaining target markets throughout the rest of the world (“ROW”), which was identified as Eastern Europe, Asia and other areas within Latin America. Therefore at the valuation date, the Company allocated the technology underlying Supervax between 1) intangible assets-developed technology (e.g., the value specific to Supervax in the Argentina market) and 2) in-process R&D (value specific to Supervax in the ROW). Rhein’s business plan anticipated that Supervax would gain regulatory approval in the ROW by late 2007 and achieve commercial launch in early 2008. The costs related to ROW approval and commercial launch included: compiling the clinical data to file for regulatory approval and identifying potential customers and/or distributors in these new markets. Rhein’s business plan anticipated costs of approximately $2 million from April 2006 (the date of acquisition) through and including 2008 (the year when commercialization is expected to occur). The Company estimated that the program was approximately 95% complete as of the acquisition date, based on estimated time and cost to complete. Using the income approach, the Company determined that the estimated fair value of the in-process R&D for Supervax was $0.9 million at the date of acquisition. At the time of the acquisition, the product was differentiated by its two dose regimen versus three doses for the numerous Hepatitis B vaccines approved and in late stage development with which Supervax was expected to compete in the ROW.
Theravax is a potential therapeutic treatment of chronic Hepatitis B infection, not another vaccine. Theravax is comprised of two hepatitis B antigens and an adjuvant and delivery system. Rhein’s business plan projected that Theravax would complete phase 2 clinical development by early 2009 with the plan to secure a collaborative partner to take the product to market launch. Due to the early stage of Theravax’s development and the uncertainty of a partnership, a commercial product launch date was not determined. Rhein’s business plan projected future research and development costs through phase 2 clinical development to approximate $60 million from April 2006 through early 2009. The Company estimated that the program was approximately 15% complete as of the valuation date based on estimated time and cost to complete development. Under the cost approach, the estimated fair value of the in-process R&D for Theravax was determined to be $2.7 million at the date of acquisition. At the time of the acquisition there were few similar approaches to Hepatitis B treatment.
At the time of acquisition, Cytovax was a potential prophylactic vaccine to prevent infection from cytomegalovirus (“CMV”). Cytovax had only been in development for 18 months prior to the acquisition date. Rhein’s original plan for product development was only through proof of concept, which was based on a three (3) year development plan. Due to the early stage of the

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Cytovax program, a commercial product launch date was not determined. The Company expected significant efforts and costs would be required to complete the project, primarily consisting of clinical trials and studies — the cost, length and success of which were highly uncertain and extremely difficult to estimate. The nature, timing and projected costs associated with the remaining efforts for completion were not reasonably estimable by Rhein as of the acquisition date. Under the cost approach, the estimated fair value of the in-process R&D for Cytovax was determined to be $0.6 million at the date of acquisition. At the time of acquisition there were no approved CMV vaccines and few advanced development programs.
d.	Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
     Response:
Numerous risks and uncertainties exist with timely completion of development. These risks included: whether the scientific hypothesis behind the design of the products is valid and will be demonstrated in human trials, whether preclinical tests of safety and biological activity will be observed in human studies; whether the products can be reproducibly manufactured at an appropriate quality and quantity level; whether regulatory authorities will permit commencement of human trials or require additional preclinical studies; timing of commencement of clinical trials and uncertainty in patient enrollment; and uncertainties related to the execution, design and results of completed studies, including interpretation of the data. Requirements for obtaining FDA and other regulatory authority approvals are complex and subject to multiple uncertainties, including the amount and quality of manufacturing, safety and efficacy data. Feedback from regulatory authorities or results from clinical studies might require modifications or delays in later stage clinical trials or additional studies to be performed. It is uncertain whether Supervax, Theravax, or Cytovax will achieve successful results sufficient to support regulatory approval in the designated market territories and, even if approved, whether significant limitations on the products’ intended use may apply to the product. The acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals and the fact that the cost of sales to produce these products in a commercial setting has not been determined. In addition, the ability of the Company to progress these products according to plans is highly dependent on resources available and the priority of these products compared to other products in development. As a result, the Company may make a strategic decision to significantly delay or discontinue development of these product candidates. If these programs cannot be completed on a timely basis, the Company’s prospects for future revenue growth and ability to obtain capital to finance operations could be adversely impacted.
To the extent not appropriately described in the Risk Factors section, the Company proposes to revise its disclosure on the risks and uncertainties in the Form 10-K for the year ended December 31, 2007 as appropriate.

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e.	Disclose under which circumstances you employed the cost approach and under which circumstances you employed the income approach to value your research and development projects. Please also tell us why you believe that the cost approach or the cost of replacing an intellectual property asset accurately reflects the future fair value of the research and development expenses incurred.
     Response:
In accordance with the AICPA Auditing and Accounting Practice Aid, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices & Pharmaceutical Industries”, the valuation methodology employed to value each project was based on the specific nature of the asset. Therefore, the Company assessed each of the in-process projects acquired and their stage of product development in order to determine the appropriate approach.
In the case of Supervax, at the valuation date regulatory approval in the ROW was anticipated in late 2007 with a potential market launch in early 2008. The in-process Supervax project was different from the other acquired in-process projects since it was more mature and had already completed Phase 3 clinical trials. Given the late stage in product development, the Company determined the future benefits by quantifying expected future cash flows set forth in Rhein’s business plan. As a result, the Company determined that the Income Approach was the most appropriate valuation methodology for estimating the fair value of the in-process R&D associated with Supervax.
With respect to each of Theravax and Cytovax, the Company considered the stage of product development and the nature of these projects. At the valuation date, both Theravax and Cytovax were in early stages of development and were many years away from obtaining regulatory approval, if at all and the risks associated with identifying material cash flows as well as the nature, timing and projected costs associated with the remaining efforts for completion of the projects were not reasonably estimable. However, the Company was able to estimate the cost involved in recreating the technology using historical data from Rhein, including cost and effort applied to the development of the technology prior to the acquisition date. Under these facts and circumstances, the Cost Approach was deemed the most appropriate valuation methodology for estimating the fair value of the in-process R&D associated with each of Theravax and Cytovax.
f.	Disclose the significant appraisal assumptions, such as:
i.	the period in which material net cash inflows from significant projects are expected to commence;

ii.	material anticipated changes from historical pricing, margins and expense levels; and

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iii.	the risk adjusted discount rate applied to the project’s cash flows.
     Response:
The Company estimated future net cash inflows from Supervax in ROW territories between 2006 and 2020. A risk-adjusted discount rate of 50% was applied to the Supervax cash flows, which was based on the estimated internal rate of return for Rhein’s operations and was comparable to the estimated weighted average cost of capital for companies with Rhein’s profile. At the valuation date, the Company expected significant cash inflows to commence in 2008. The pricing, expense levels and gross margin projections for Supervax in ROW territories were based on Rhein’s projections for Supervax in Argentina where the product is already approved and market data for other marketed hepatitis B vaccines. These projections did not include any material changes to the assumptions regarding pricing, expense levels or gross margin related to Supervax.
Other key assumptions used to project the cash flows from Supervax were:
•	estimates of revenues and operating profits related to the program considering the stage of development;

•	the time and resources needed to complete the development and approval of the related products;

•	the life of the potential commercialized product and associated risks, including the inherent difficulties and uncertainties in developing a drug compound such as obtaining regulatory approvals for the remaining target markets; and

•	risks related to the viability of and potential for alternative treatments in the ROW target markets.
The Company did not anticipate significant cash inflows for Theravax and Cytovax. Significant appraisal assumptions included historical data related to personnel effort, costs associated with those efforts, and external costs in order to estimate the fair value of these products as of the acquisition date.
g.	In periods subsequent to the purchase of significant in-process research and development, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
     Response:
From the time of the acquisition date to the year ended December 31, 2006, the Company continued registration activities (as discussed above) for Supervax in the remaining ROW territories. In addition, actual sales for the fiscal year ended 2006 of Supervax in Argentina were substantially consistent with the original projections at the valuation date. Therefore there were

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no indications of any delays or adverse impacts on the Company’s expected cash flows from product sales, investment return, results of operations and financial conditions as it related to Supervax.
During fiscal year 2007, the Company continued efforts to market Supervax in the remaining ROW territories. The Company continued to monitor sales of Supervax in Argentina in order to determine if the Company could achieve its planned regulatory approvals in the ROW markets by the fourth quarter of 2007. Through the nine months ended September 30, 2007, sales of Supervax in Argentina were immaterial however, these results did not materially affect the Company’s projections for Supervax in Argentina or ROW territories. We note that the Company will provide an update in the fourth quarter on Supervax (which does not generate material revenues for the Company) that may significantly impact the Company’s expected investment return, results of operations and financial conditions with respect to this asset.
Following the acquisition of the Theravax in-process project, the Company initiated a Phase 1 clinical study to evaluate Theravax in 20 healthy subjects in March 2007. The Company still intends to develop this project as initially planned.
Subsequent to the acquisition of the Cytovax in-process project, the Company determined it would focus on other opportunities in its product pipeline. Therefore, in early 2007 the Company made a strategic decision to discontinue development of Cytovax. Given the early stage of development, there was no impact to the Company’s results of operations and financial condition.
For each of the responses in 1a.-g. set forth above, the Company proposes to revise its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Use of Estimates as well as Acquired in-process Research and Development in the Form 10-K for the year ended December 31, 2007 to add additional information based on the relevant portions of the details set forth in the responses above.
2.	Your reference that you obtained a third party valuation to assist you in determining the value of the acquired in-process research and development and identifiable intangible assets suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the ‘34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the valuation specialist must be provided in the ‘33 Act registration statement.
Response:
The Company proposes to revise its disclosure in the Form 10-K for the year ending December 31, 2007 (and thereafter) to delete the reference to the third-party valuation. While

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the Company did engage a third-party valuation firm to assist with the analysis of the purchase price allocation for Rhein, management takes responsibility for the methods and assumptions used in its purchase price allocation for this acquisition.
Financial Statements
Note 2 — Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 57
3.	Your disclosure that revenues from license fees and royalty payments are recognized when earned is vague. Please clarify including disclosing the event(s) that trigger revenue recognition and the manner that revenue is recognized. Please refer to SAB 104.
Response:
When assessing revenue recognition for license fees with respect to the guidance in SAB 104, the Company determines whether:
1)	persuasive evidence of an arrangement exists,

2)	fees are fixed and determinable,

3)	delivery has occurred and services have been rendered, and

4)	collectibility is assured
Revenue from non-refundable upfront license fees where the Company continues to have performance obligations, such as through a development collaboration or an obligation to supply product, is recognized as performance occurs and the Company’s performance obligations are completed. In accordance with the specific terms of the Company’s obligations under these types of arrangements, revenue is recognized either at the time the obligation is fulfilled or ratably over the development or manufacturing period, as applicable. Payments received in advance of the completion of the performance obligations are recorded as deferred revenue on the Company’s consolidated balance sheet.
When assessing revenue recognition from royalty payments under the guidance in SAB 104, this earnings process is determined to be contingent on future events. As a result, revenue is recognized in the period the contingency is resolved. The Company does not typically receive sales forecasts from its customers under its existing contracts and therefore cannot estimate royalty revenue on an accrual basis. The Company has determined that the period in which the contingency to be resolved is upon cash receipt. Therefore royalty revenue from sales of our products is recognized when cash is received from licensees.
The Company proposes to revise its disclosure in the Form 10-K for the year ended December 31, 2007 to add additional information consistent with the relevant portions of the details set forth above.
Note 3 — Available for Sale Securities, page 60

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4.	Please tell us the facts and circumstances that lead to the realized loss of $23 million in 2006 from the sale of marketable securities given your relatively insignificant unrealized loss at December 31, 2005. Please also tell us where you have classified this realized loss in your statements of operations and statements of cash flows.
Response:
The Company acknowledges the Staff’s comment regarding the realized loss; however, the Staff should note that the realized loss was presented in actual dollars and was erroneously not rounded in thousands in the Form 10-K. Therefore, the amount of the realized loss is $23,000 and is insignificant.
Pursuant to the Staff’s request, in future filings the Company will disclose material amounts, rounded in thousands, or exclude the amount(s) and indicate that the amount(s) was/were not material.
Note 7 — Symphony Dynamo Inc., page 63
5.	Please tell us why you believe you are required to consolidate Symphony Dynamo, Inc. (SDI). Refer also to your disclosure on page 40. In your response, please address the following citing the applicable guidance in FIN 46R, as applicable:
•	Disclose the terms of your agreement with SDI, including profit sharing, rights and obligations, deliverables under the agreement, etc.
Response:
Other than what is currently disclosed in Footnote 7 — Symphony Dynamo Inc., on page 63 of the Company’s Form 10K, there are no additional terms relating profit sharing, rights and obligations or deliverables under the agreement.
•	Tell us why you believe SDI is a variable interest entity
Response:
In accordance with FIN 46(R), paragraph 5b.1-3, a variable interest entity (“VIE”) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that
1.	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support,

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2.	has a group of equity owners that are unable to make significant decisions about its activities through voting rights, or

3.	has a group of equity owners that do not have the obligation to absorb losses or do not have the right to receive returns generated by its operations.
The Company believes Holdings and SDI are both variable interest entities based principally on paragraph 5.b.3 of FIN 46(R). Since the Company has the right to exercise a Purchase Option for all of the equity of Holdings or a Program Option for individual programs within Holdings, this condition would limit the right to receive the expected residual returns of the entity. The Company has the sole discretion not to exercise either option, and Symphony Capital, the primary investor in Holdings, retains the obligation to absorb the expected losses of the VIE. However, based on the terms of the agreements, the expected return for the primary investor is fixed. The agreed upon exercise price upon the exercise of the purchase option by the Company is not determined based on the fair value of the development programs at the time of purchase; therefore, the primary investor does not have the right to receive the expected returns of the VIE. Since this entity meets this condition under paragraph 5.b.3, it qualifies as a variable interest entity.
•	Tell us why you believe you are the primary beneficiary.
Response:
As set forth in FIN 46(R), paragraph 17b, “If the relationship is not that of a principal and an agent, the party with activities that are most closely associated with the entity is the primary beneficiary.” For purposes of this Interpretation, the term “related parties” includes those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents of the variable interest holder.
Under paragraph 16d. of FIN 46(R), related parties include those parties that have a relationship where one party cannot sell, transfer or encumber its interest in the variable interest entity without the prior approval of the other party.
The investors in the VIE act as de facto agents of the Company and are related parties of the Company. Pursuant to the arrangement, neither the Company nor SDI may assign, delegate, transfer, sell, or otherwise dispose of any or all of their rights or obligations without prior written approval of the other party. Prior to the expiration of the purchase option, Holdings may not transfer any or all of its SDI equity securities or any of its rights or obligations to any person (other than the Company) without prior written consent of the Company. Under the arrangement, members of Holdings may not transfer, in whole or in part, any or all of its SDI equity securities or any or all its rights or obligations to any person (other than the Company) without the prior consent of the Company. In addition, Holdings and its subsidiaries are not permitted to create, assume or suffer to exist any encumbrance on any of its SDI equity securities, except with the prior written consent of the Company. As a result, the variable interests of all the related parties are viewed on a combined basis and the combined group is determined to be the primary beneficiary, as prescribed by FIN 46(R), paragraph 16.

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The requirements of paragraph 17 of FIN 46(R) provide that if two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment based on an analysis of all relevant facts and circumstances, including:
a.	The existence of a principal-agency relationship between parties within the related party group

b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c.	A party’s exposure to the expected losses of the variable interest entity

d.	The design of the variable interest entity.
The Company has considered the criteria in paragraph 17 and believes the significance of the activities of the variable interest entity to the Company (i.e., criterion 17.b) is a strong indicator that the Company is the primary beneficiary. The following factors were considered:
•	The technology contributed to SDI was originally developed by the Company

•	The Company will continue to serve as the FDA sponsor during the development term

•	Company employees will continue to perform substantially all of the development work

•	The Company intends to exercise its Purchase Option to reacquire the technology rights upon the successful clinical development of the product candidates

•	The Company significantly influenced the design of the entity and the determination of its primary operations

•	The Company has the ability through its representation on the Board and the development committee to make decisions that have a significant effect on the success of the VIE’s activities

•	The operations of the Company are substantially similar in nature to the activities of SDI
Within the related party group, the Company’s activities are most closely associated with the VIE, given that the Company will provide the majority of research and development services for the licensed programs and will also provide administrative support. The role of the investors will primarily include governance, management and oversight of the programs. Therefore, Dynavax is the primary beneficiary and should consolidate SDI’s results.
•	Explain to us the accounting basis for the formula used to calculate the balance sheet line item, Investment held by Symphony Dynamo, Inc.
     Response:

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The investments held by SDI in the consolidated balance sheet represents the $50.0 million of funding held by SDI, less funds spent to date on the development of the programs. As discussed in FIN 46(R) paragraph 19, the primary beneficiary shall “initially measure the assets, liabilities, and noncontrolling interests of the variable interest entity at the amounts at which they are carried in the accounts of the enterprise that controls the variable interest entity.” The purchase of equity in SDI is accounted for as a capital transaction; therefore, SDI’s books reflect cash, marketable securities and additional paid in capital. The Company, as the primary beneficiary, consolidated SDI’s financial results, treating the equity of SDI as a noncontrolling interest and recording all identifiable assets, liabilities and noncontrolling interest at fair value at the time of becoming the primary beneficiary.
•	Explain to us the accounting basis for the formula used to calculate the Noncontrolling Interest line item.
     Response:
The noncontrolling interest in SDI at September 30, 2007, reflects $50.0 million of funding reduced by (i) the structuring fee and other transaction costs of $2.6 million, (ii) the value assigned to the warrants issued to Holdings upon closing of $5.6 million, (iii) the program option obligation of $15.0 million, and (iv) SDI’s losses to date.
(i) The structuring fee and other transaction costs necessary to close the transaction reduced the cash received by the Company and the carrying value of the noncontrolling interest in SDI, consistent with the calculation of investor’s equity when applying provisions of FIN 46(R) paragraph 5.a.3.
(ii) The Company believes the accounting for the fair value of the warrants should be analogous to Accounting Principles Board Opinion Number 14 since the substance of the arrangement indicates that the warrants were issued in connection with a financing, not in exchange for the acquisition of goods or services.
(iii) The program option liability of $15 million was recorded in the third quarter of 2007 upon exercise of the program option by the Company, as a reduction to the noncontrolling interest in SDI and an increase to long term liabilities on the Company’s consolidated balance sheet. Consistent with the classification of the structuring fees and the warrants issued, the Company believes the entire $15 million program option exercise price should be considered as a reduction of the net proceeds raised in this financing. In addition, since the $15 million can be applied to the purchase price of the noncontrolling interest if the purchase option is exercised, it would be inappropriate to reflect part of this purchase option exercise price in the results of operations (as R&D expense), in light of the fact that SDI is included within the same set of consolidated financial statements.
(iv) Under ARB 51 paragraph 15, if losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any

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further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good on such losses. Therefore, the Company includes 100% of the losses incurred by SDI (e.g., loss attributed to the noncontrolling interest) in its consolidated loss from operations. The noncontrolling interest reported in the Company’s consolidated balance sheet will continue to be reduced to zero by the losses incurred by SDI.
•	Confirm to us that the entity(ies) funding SDI is unrelated to you and explain to us why the funding affects the line items on your balance sheet.
     Response:
The funding raised primarily by investors was passed through Holdings (94% owned by Investors) and then contributed to SDI (100% owned by Holdings). The Company did not provide any of the funding to Holdings or SDI and has no equity interest in Holdings or SDI; however, the Company, as the primary beneficiary, should consolidate SDI’s financial position and results of operations.
In addition, at the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     **********

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding this response letter to Mrs. Jennifer Lew, Corporate Controller, at (510) 665-7217 or to Ms. Linda Nguyen, Manager of External Reporting, at (510) 665-0417.
Respectfully submitted,

/s/ Michael Ostrach
Michael Ostrach Vice President and Chief Business Officer
cc:	Deborah A. Smeltzer, Vice President, Operations and Chief Financial Officer
Jennifer Lew, Director and Corporate Controller
Glen Y. Sato, Esq., Cooley Godward Kronish
Nikki D. Pope, Esq., Cooley Godward Kronish
Darcy Lopes, Ernst & Young LLP